15046288

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8-66127

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Millennium Wave Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2900 McKinnon, Apartment 1708
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P
(Name – *if individual, state last, first, middle name*)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tiffani Mauldin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Millennium Wave Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHANNON MICHELLE STATON
Notary Public, State of Texas
My Commission Expires
July 26, 2016

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILLENNIUM WAVE SECURITIES, LLC

CONTENTS

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Millennium Wave Securities, LLC

We have audited the accompanying statement of financial condition of Millennium Wave Securities, LLC (the "Company") as of December 31, 2014, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Millennium Wave Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The supplementary information contained in pages 11 through 16 (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The computation of net capital and computation of reserve requirements and information relating to possession of control requirements are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The computation of the minimum capital requirements are supplementary information required by regulations of the Commodity Futures Trading Commission. The NFA supplemental schedule-IB is supplementary information required by the rules of the National Futures Association. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17C.F.R.§ 240.17a-5 and Regulation 1.17 of the Commodity Exchange Act. In our opinion, the supplementary information contained in pages 11 through 16 is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., L.L.P.

Dallas, Texas
February 19, 2015

MILLENNIUM WAVE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2014

ASSETS		
Current Assets:		
Cash	$	157,452
Referral fees receivable		181,284
Other assets		16,840
TOTAL ASSETS	**$**	**355,576**
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses		41,397
Total Liabilities		41,397
Members's equity		314,179
TOTAL LIABILITIES & MEMBERS' EQUITY	**$**	**355,576**

The accompanying notes are an integral part of these financial statements.

MILLENNIUM WAVE SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:		
Referral fees	$	1,340,835
Other revenue		1,251
Total Revenues		1,342,086
Expenses:		
Office services fee		51,784
Regultory fees and expenses		21,492
Professional fees		62,376
Other expenses		86,263
Total Expenses		221,915
Income before taxes		1,120,171
State income tax expense		4,780
Net Income	**$**	**1,115,391**

The accompanying notes are an integral part of these financial statements.

MILLENNIUM WAVE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

	Managing Member	Non-Managing Member	Total
Balance, December 31, 2013	$ 315,815	$ -	$ 315,815
Distributions	(1,117,027)	-	(1,117,027)
Net Income	1,115,391	-	1,115,391
Balance, December 31, 2014	**$ 314,179**	**$ -**	**$ 314,179**

The accompanying notes are an integral part of these financial statements.

MILLENNIUM WAVE SECURITIES, LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the year Ended December 31, 2014

Balance at December 31, 2013	$	-
Increases		-
Decreases		-
Balance at December 31, 2014	$	-

The accompanying notes are an integral part of these financial statements.

MILLENNIUM WAVE SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES:	
Net Income	$ 1,115,391
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Changes in assets and liabilities:	
Decrease in referral fees receivable	10,733
Decrease in other assets	1,476
Decrease in in account payable and accrued expenses	(6,920)
Net cash provided (used) by operating activities	1,120,680
CASH FLOWS FROM INVESTING ACTIVITIES:	
Net cash provided (used) by investing activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to managing member	(1,117,027)
Net cash provided (used) by financing activities	(1,117,027)
Net increase (decrease) in cash and cash equivalents	3,653
Cash and cash equivalents at beginning of year	153,799
Cash and cash equivalents at end of year	**$ 157,452**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Interest	**$ -**
Income taxes	**$ -**

The accompanying notes are an integral part of these financial statements.

MILLENNIUM WAVE SECURITES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Millennium Wave Securities, LLC, (the "Company") is a Texas limited liability company which was formed on September 8, 1999 and will continue perpetually, unless sooner terminated in accordance with the provisions of the Company's Limited Liability Company Regulations. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered with the Commodity Trading Commission as an Introducing Broker, and Commodity Trading Advisor and is a member of the National Futures Association. The Managing member of the Company is John F. Mauldin.

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the Codification) is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Referral fees are fees earned from unaffiliated broker-dealers, funds or other entities to whom the Company refers investors. Such amounts are recognized as income when earned. Referral fees receivable are estimated by management based on information received from the third parties from whom the fee is due. Actual amounts received could differ from these estimates, and such differences could be material to the financial statements. Referral fees are generally collected within a few months following their accrual. As such, management has not recorded on allowance for doubtful accounts on these receivables.

A significant portion of the referral fees earned by the Company are received from a third party and its affiliate. Referral fee income includes $1,280,075 earned from such third party and its affiliate during the year ended December 31, 2014. Referral fees receivable at December 31, 2014 include $165,084 due from such third party and its affiliate.

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statues of limitations generally ranging from three to five years.

Pursuant to an agreement between the members, the Managing Member is allocated 100% of all income or loss of the Company.

NOTE 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and is required to maintain a ratio of aggregate indebtedness to net capital (both as defined under such provisions), not to exceed 15 to 1. The Company is also subject to the net capital provisions of regulation 1.17 under the Commodity Exchange Act which requires that the Company maintain a minimum net capital of $45,000. At December 31, 2014, the Company had net capital $116,055, which was $71,055 in excess of its required net capital of $45,000. The Company's percentage of aggregate indebtedness to net capital was 35.67%.

Capital distributions to the members can be made under a capital distribution policy approved by the Company's members. Periodic distributions approved by the members are made in order to enable the members to pay federal income taxes on Company profits, among other purposes.

NOTE 3 – Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

NOTE 4 – Concentration Risk

The Company may at various times during the year have cash balances in excess of federally insured limits.

NOTE 5 – Related Party Transactions

Mauldin Management Company ("MMC"), an affiliate of the Company, makes available certain facilities and provides for the performance of certain services for the Company and two other affiliated companies, including office space, utilities, staff and certain other general administrative expenses. MMC allocates such expenses among the affiliates based on each affiliate's respective expense agreement. One affiliate is allocated 1/3 of such expenses, and the remaining expenses are allocated to the remaining two affiliates, including the Company, pro rata based on each company's percentage of aggregate revenue generated by such companies. For the year ended December 31, 2014, the Company was allocated $116,235 of such expenses, which is reflected in various expense accounts in the statement of income and which $14,592 is payable at December 31, 2014.

The Company and its various entities are under common control and the existence of that control creates operating results and financial position significantly different that if the companies were autonomous.

NOTE 6 – Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

NOTE 7 – Recent Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the company expects to be entitled in exchange for those goods or services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. The ASU will be effective commencing with the Company's year ending December 31, 2017. The Company is currently assessing the potential impact of this ASU on its financial statements.

NOTE 8 – Subsequent Event

The Company distributed $108,380 to the Managing Member during the period January 30, 2015.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2014

Schedule I

MILLENNIUM WAVE SECURITIES, LLC
Computation of Net Captial Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2014

COMPUTATION OF NET CAPITAL

Total members' equity qualified for net capital	$	314,179
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		314,179
Deductions and/or charges:		
Non-allowable assets		
Referral fees receivable		(181,284)
Other assets		(16,840)
Net capital before haircuts on securities positions		116,055
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)		-
Net Capital	$	116,055

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable and accrued expenses		41,397
Total aggregate idebtedness	$	41,397

Schedule I (continued)

MILLENNIUM WAVE SECURITIES, LLC
Computation of Net Captial Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness	$	2,760
Minimum dollar net capital requirement of reporting broker or dealer	$	45,000
Net capital requirement (greater of above two minimum requirement amounts)	$	45,000
Net capital in excess of required minimum	$	71,055
Excess net capital at 1000%	$	111,915
Ratio: Aggregate indebtedness to net capital		0.36 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There are no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

National Futures Association Supplemental Schedule IB

A) Capital Requirements and Restrictions

This schedule provides additional information and calculations which are required by National Futures Association but are not provided for on the Form 1-FR. All IBs (including securities brokers/dealers) must complete Sections A & B. Sections C-G need only be completed if they apply.

		Requirement	Restriction	Restriction
A. Minimum dollar amount		45,000	54,000	54,000
B. Calculation based on branch offices				
# branch offices	1		7,200	7,200
C. Calculation based on associated persons				
# associated persons	1	3,000	3,600	3,600
D. Securities brokers/dealers		5,000		
Greatest of A to D		$45,000	$54,000	$54,000
Subordinated debt maturing in next 6 months			0	0
Expected capital withdrawals in next 6 months			0	
Total			$54,000	$54,000

1 This is the minimum capital requirement. It should be entered on line 15 on the Net Capital Computation of the 1-FR or the appropriate line on the FOCUS Report.

2 No capital may be withdrawn from the IB and no unsecured loans may be made if it would cause Adjusted Net Capital to fall below this amount.

3 Subordinated debt may not be repaid if it would cause Adjusted Net Capital to fall below this amount.

National Futures Association Supplemental Schedule IB

B) Equity Capital Ratio

Equity capital must be at least 30% of the required total shown here.

Ownership Equity	314,179	Ownership Equity	314,179
+ Qualifying subordinated debt	0	+ Total subordinated debt	0
= Equity Capital	314,179		
		= Required Total	314,179

Equity Capital/Required Total: 100.0000%

National Futures Association Supplemental Schedule IB

C) Current Receivables (Balance Sheet Line 7)

* - 5% if collateral is hedged but not registered as deliverable; 20% if unhedged

Receivable A	Check	DETAIL_NUM	Description	Market Value	Charge *	Net	NonCurrent Rec
							0
N/A	1	5				0	0
	0	6				0	0
	0	7				0	0
	0	8				0	0
	0	9				0	0
	0	10				0	0
	0	11				0	0
	0	12				0	0
	0	13				0	0
	0	14				0	0
	0	15				0	0
	0	16				0	0

National Futures Association Supplemental Schedule IB

D) Advances Paid on Cash Commodities (Net Capital Computation Line 5)

Any amounts paid prior to receiving a commodity which exceeds 95% of market value of the commodity must be shown as a charge against ca

				Collateral			$0
Advance Amc	Check	DETAIL_NUM	Description	Market Value	Charge	Net	Capital Charge
N/A	1	25			95%	0	0
	0	26			95%	0	0
	0	27			95%	0	0
	0	28			95%	0	0
	0	29			95%	0	0
	0	30			95%	0	0
	0	31			95%	0	0
	0	32			95%	0	0
	0	33			95%	0	0
	0	34			95%	0	0
	0	35			95%	0	0

National Futures Association Supplemental Schedule IB

E) Inventory/Fixed Price Commitments/Forward Contracts (Net Capital Computation Line 5)

0% Inventory hedged and registered as deliverable	0
5% Inventory hedged but not registered as deliverable	0
10% Hedged fixed price commitments and forward contracts	0
20% Unhedged inventory, fixed price commitments, and forward contracts	0
Total Market value	0

Description	Market Value	Charge Pct	Charge Amount
N/A			0
			0
			0
			0
			0
			0
			0

National Futures Association Supplemental Schedule IB

A charge must be taken for any trading done by an IB for its own account

The charge is 150% of the exchange maintenance margin

No deduction is allowed for equity in the account

F) Proprietary Accounts (Net Capital Computation Line 9) 0

Account Number	Maint. Margin	Charge Pct	Charge Amount
N/A		150%	0
		150%	0
		150%	0
		150%	0
		150%	0
		150%	0
		150%	0
		150%	0
		150%	0
		150%	0

Attach a listing of all open proprietary positions.

Report of Independent Registered

Public Accounting Firm

On Internal Control

Year Ended December 31, 2014

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL

To the Members
Millennium Wave Securities, LLC

In planning and performing our audit of the financial statements and supplemental information of Millennium Wave Securities, LLC (the "Company"), as of and for the year ended December 31, 2014 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the period computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to access the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the CFTC's above–mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provided management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16 (d)(2) list additional objectives of the practices and procedure listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any

deficiencies in internal control and control activities for safeguarding firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance and the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of the report, were adequate at December 31, 2014, to meet the CFTC's objectives.

This report is intended solely for the information and uses of the members, management the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered brokers-dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 19, 2015

Report Of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended December 31, 2014

ACCOUNTANTS
CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors and Stockholders
Millennium Wave Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* Millennium Wave Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Millennium Wave Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the "exemption provisions") and *(b)* Millennium Wave Securities, LLC stated that Millennium Wave Securities, LLC met the identified exemption provisions throughout the period from June 1, 2014 to December 31, 2014 without exception. Millennium Wave Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Millennium Wave Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.

Dallas, Texas
February 19, 2015

Millennium Wave Securities, LLC Exemption Report

Millennium Wave Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period June 1, 2014 to December 31, 2014 without exception.

Millennium Wave Securities, LLC

I, Tiffani Mauldin swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

CFO

February 16, 2015

Report of Independent Registered Public Accounting Firm

On the SIPC Annual Assessment

Required by SEC Rule 17a-5

Year Ended December 31, 2014

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT ON THE SIPC ANNUAL ASSESSMENT

To the Board of Directors and Stockholders
Millennium Wave Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Millennium Wave Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Millennium Wave Securities, LLC's compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Millennium Wave Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 19, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*********2882*********************MIXED AADC 220
066127 FINRA DEC
MILLENNIUM WAVE SECURITIES LLC
MILLENNIUM WAVE INVESTMENTS
2900 MCKINNON ST APT 1708
DALLAS TX 75201-1057

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
VALYNDA A. EWTON 214-526-0806

2. A. General Assessment (item 2e from page 2)		$ 3352.08
B. Less payment made with SIPC-6 filed (exclude interest) 7/30/2014 Date Paid		(1735.96)
C. Less prior overpayment applied		(0.00)
D. Assessment balance due or (overpayment)		1616.12
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0.00
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1616.12
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1616.12	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MILLENNIUM WAVE SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 28 day of JANUARY, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1342086
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
FINRA REBATE INCOME	1251
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1251
2d. SIPC Net Operating Revenues	$ 1340835
2e. General Assessment @ .0025	$ 3352.08
	(to page 1, line 2.A.)